Exhibit 99.2

	Special General Meeting of Medigus Limited				Special General Meeting of Medigus Limited to be held July 6, 2015 For Holders as of June 8, 2015
Date:	July 6, 2015
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only
		For	Against	Abstain
Item 1	To approve the grant of an undertaking for indemnification and exemption from liability, in the form attached to this immediate report as Annex A, and the inclusion of Mr. Doron Birger under the Directors and Officers insurance policy of the Company and any such future insurance policies	☐	☐	☐	MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time on June 30, 2015.
PROXY TABULATOR FOR MEDIGUS LIMITED P.O. BOX 8016 CARY, NC 27512-9903
EVENT # CLIENT #
Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above	Copyright © 2015 Mediant Communications Please Sign Here Please Date Above Inc. All Rights Reserved

- Please separate carefully at the perforation and return just this portion in the envelope provided. -

MEDIGUS LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. (New York Time) on June 30, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 8, 2015 at the Special General Meeting of the Shareholders of Medigus Ltd. to be held on July 6, 2015 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. it is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LIMITED P.O. Box 8016
CARY, NC 27512-9903